Exhibit 99.1

Baidu Provides Update on Voluntary Conversion to Dual-Primary Listing on The Main

Board of The Stock Exchange of Hong Kong Limited

Beijing, July 22, 2026 — Baidu, Inc. (“Baidu” or the “Company”) (Nasdaq: BIDU; HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), a leading AI company with strong Internet foundation, today provides an update on the Company’s proposed voluntary conversion of its secondary listing status on The Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) to dual-primary listing (the “Primary Conversion”).

Application for Conversion to Dual-Primary Listing. The Company has applied to the Hong Kong Stock Exchange with regards to the Primary Conversion and the Company has received the acknowledgement from the Hong Kong Stock Exchange in respect of the application for the Primary Conversion. The effective date (the “Effective Date”) on which the Primary Conversion becomes effective is expected to be within this year, subject to the approval of the Hong Kong Stock Exchange. Upon the Primary Conversion being effective, the Company will be dual-primary listed on the Hong Kong Stock Exchange in Hong Kong and the Nasdaq Global Select Market in the United States.

Proposed Grant of Share Repurchase Mandate and Issuance Mandate. Ordinary resolutions will be proposed at the forthcoming extraordinary general meeting of the Company, to approve the grant of (i) an issuance mandate to the directors of the Company to allot, issue or deal with, among others, additional Class A ordinary shares of the Company with a par value of US$0.000000625 each (the “Class A Ordinary Shares”) and/or American depositary shares (the “ADSs,” each representing eight Class A Ordinary Share) not exceeding 20% of the number of issued shares as of the date of the resolution granting the issuance mandate, and (ii) a share repurchase mandate to the directors of the Company to repurchase Class A Ordinary Shares and/or ADSs not exceeding 10% of the number of issued shares as of the date of the resolution granting the share repurchase mandate.

Proposed Adoption of The 2026 Share Incentive Plan. The board of directors of the Company (the “Board”) has proposed to adopt the 2026 Share Incentive Plan in order to comply with the requirements on share schemes involving issuance of new shares under Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time (the “Hong Kong Listing Rules”).

Proposed Adoption of New Memorandum and Articles of Association. The Board has proposed to amend the existing fifth amended and restated memorandum and articles of association of the Company by adopting a new set of memorandum and articles of association in substitution for and to the exclusion of the existing memorandum and articles of association mainly to (i) comply with Appendix A1 to the Hong Kong Listing Rules and (ii) incorporate certain consequential and housekeeping amendments.

The Company’s corresponding announcement on the Hong Kong Stock Exchange is available on the Company’s website at https://ir.baidu.com/.

The Primary Conversion is conditional upon and subject to, among other things, market conditions and the obtaining of the necessary regulatory approvals. The Company will make further announcement(s) to disclose any material updates and progress with respect to the Primary Conversion in accordance with applicable laws and regulations as and when appropriate. This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of the Company. Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on Nasdaq under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” and similar statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement is as of the date of the announcement, and Baidu undertakes no duty to update such information, except as required under applicable law.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

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